PRESS RELEASE
ASANKO GOLD REITERATES 2017 PRODUCTION GUIDANCE AND Q4 2016 CONFERENCE CALL DETAILS

Vancouver, British Columbia, March 9, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) confirms its 2017 production guidance of 230,000 - 240,000 ounces at All-in sustaining costs of US$880 - US$920 per ounce, following a successful first year of operations at the Asanko Gold Mine in Ghana, West Africa. The substantial increase in production guidance, above the original Feasibility Study target of 190,000 ounces per annum, is the result of the processing plant operating at 20% above design capacity and gold recovery rates in excess of 94%, well above design levels of 92.5%. 2017 has had a strong start to the year with just over 38,800 ounces of gold produced during January and February.

The Company will host a conference call and webcast on Thursday, March 16, 2017 at 9am EST to discuss
2016 Q4 and annual financial and operating results. Details below.

Conference Call & Webcast Details:

Thursday, March 16, 2017 at 9:00 am EST

US/Canada Toll Free:	1 800 954 0585
UK Toll Free:	0800 496 1447
International:	+1 212 231 2937

Webcast: Please click on the link: https://cc.callinfo.com/r/1nvq1z5hdrj2a&eom Replay A recorded playback will be available approximately two hours after the call until April 16, 2017:

US/Canada Toll Free:	1 800 558 5253
International:	+1 416 626 4100
Passcode:	#21842305

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 was built within budget and ahead of schedule, with gold production commencing in January 2016 and commercial production declared on April 1, 2016. Ramp-up to steady-state production of 190,000 ounces per annum was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements.

Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.